AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2025
Commission File Number 000-30852
GRUPO FINANCIERO GALICIA SA
(The "Registrant")
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Gonzalo Fernández Covaro, Chief Financial Officer
Tel: 54 11 4343 7528, investors@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F x Form 40-F o

INCORPORATION BY REFERENCE

This Form 6-K and the related exhibits are hereby incorporated by reference into the registration statement of Grupo Financiero Galicia S.A. (the “Company”) on Form F-3 (Registration Number 333-284113) and the related prospectuses, as such Registration Statement and prospectuses may be amended from time to time.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Financial statements of the Company as of and for the three months ended March 31, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: June 10, 2025	By:	/s/ Fabián E. Kon
Name: Fabián E. Kon
Title: Chief Executive Officer